QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.            )*

WYNN RESORTS, LIMITED
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

983134 10 7
(CUSIP Number)

Marc H. Rubinstein
3145 Las Vegas Boulevard South
Las Vegas, Nevada 89109
(702) 733-4444
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 30, 2002
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

        Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983134 10 7

1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

  Stephen A. Wynn

2.
Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
/x/

(b)
/ /
3.
SEC Use Only

4.
Source of Funds (See Instructions)

  BK    (See Item 3)

5.
Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

  / /

6.
Citizenship or Place of Organization

  United States of America

Number of Shares	7.	Sole Voting Power:	24,549,222
Beneficially Owned by	8.	Shared Voting Power:	49,098,444 (1)
Each Reporting Person With	9.	Sole Dispositive Power:	24,549,222
	10.	Shared Dispositive Power:	—0—
11.
Aggregate Amount Beneficially Owned by Each Reporting Person

  49,098,444(1)

12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

  / /(1)

13.
Percent of Class Represented by Amount in Row (11)

  63.0%

14.
Type of Reporting Person

  IN

        (1)  Includes 24,549,222 shares held by Aruze USA, Inc., a Nevada corporation ("Aruze USA") that are beneficially owned by the Reporting Person as a result of that certain Stockholders Agreement, dated as of April 11, 2002 (the "Stockholders Agreement"), by and among Stephen A. Wynn, Baron Asset Fund, a Massachusetts business trust ("Baron") and Aruze USA. The aggregate percentage of the outstanding Common Stock of the Issuer, which the Reporting Person beneficially owns is 63.0%. Excluding the additional shares of Common Stock which the Reporting Person beneficially owns as a result of the Stockholders Agreement, the Reporting Person directly beneficially owns 31.5% of the outstanding Common Stock of the Issuer. (See Item 6)

SCHEDULE 13D

Item 1.    Security and Issuer.

        Common stock, par value $0.01 per share (the "Common Stock") of Wynn Resorts, Limited, a Nevada corporation (the "Issuer"), whose executive offices are located at 3145 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

Item 2.    Identity and Background.

          (a)  Stephen A. Wynn (the "Reporting Person")

          (b)  3145 Las Vegas Boulevard South, Las Vegas, Nevada 89109

          (c)  Chairman of the Board and Chief Executive Officer, Wynn Resorts, Limited, 3145 Las Vegas Boulevard South, Las Vegas, Nevada 89109

          (d)  During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e)  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)    The Reporting Person is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration

        The Reporting Person used a draw of $72,500,000 under an $85,000,000 personal credit line with Bank of America, N.A., which is secured by assets owned by the Reporting Person other than shares of Common Stock, to purchase 5,576,923 shares of the Issuer. Such shares were purchased pursuant to that certain Purchase Agreement, dated October 25, 2002 (the "Purchase Agreement"), by and between the Issuer and Reporting Person at the price offered to the public in the Issuer's initial public offering. The Reporting Person's purchase of Common Stock pursuant to the Purchase Agreement was consummated on October 30, 2002.

Item 4.    Purpose of Transaction.

        The Reporting Person intends to use his position as a principal stockholder of the Issuer and the ability under the Stockholders Agreement to designate a majority of the directors on the Board of Directors of the Issuer to influence the management and policies of the Issuer, including to maintain his position as Chairman of the Board and Chief Executive Officer of the Issuer. The Reporting Person reserves the right to acquire or dispose of additional shares of Common Stock (or other equity securities or debt securities of the Issuer), depending on market conditions and other factors, and to take any other action he deems necessary or desirable should any event, development or change occur that, in his opinion, could affect his investment in, or control of, the Issuer. Except as qualified by the foregoing, the Reporting Person has no plans or proposals which relate to or would result in any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

        (a)-(c)    On the date hereof, the Reporting Person has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 24,549,222 shares of Common Stock of the Issuer beneficially owned by him. Such 24,549,222 shares include 18,972,299 shares of Common Stock of the

Issuer which were acquired by the Reporting Person from the Issuer as a result of a contribution of his membership interest in Valvino Lamore, LLC, a Nevada limited liability company ("Valvino"), to the Issuer on September 24, 2002. In the contribution, approximately 189.7 shares of Common Stock of the Issuer were issued in exchange for each common share of Valvino membership interests. The Reporting Person acquired an additional 5,576,923 shares of Common Stock from the Issuer on October 30, 2002 pursuant to the Purchase Agreement for $13.00 per share, which was the price offered to the public in the Issuer's initial public offering.

        As a result of entering into the Stockholders Agreement with Aruze USA (see Item 6), the Reporting Person possesses shared power to vote or direct the vote of, and thus beneficially owns, an additional 24,549,222 shares of Common Stock of the Issuer held by Aruze USA.

        Aruze USA is a Nevada corporation. The business address of Aruze USA is 745 Grier Drive, Las Vegas, Nevada 89119. To the knowledge of the Reporting Person, Aruze USA beneficially owns 24,549,222 shares of Common Stock, or 31.5% of the outstanding Common Stock of the Issuer. To the knowledge of the Reporting Person, Aruze Corp., a Japanese public corporation ("Aruze Corp."), which is Aruze USA's parent company, and Kazuo Okada, who is the founder, president and controlling shareholder of Aruze Corp., may be deemed to beneficially own the shares held by Aruze USA.

        As described in Item 6, under the Stockholders Agreement, the Reporting Person and Aruze USA have agreed to vote their shares of the Issuer's Common Stock for a slate of directors of the Board of Directors of the Issuer, a majority of which will be designated by the Reporting Person, of which at least two will be independent directors, and the remaining members of which will be designated by Aruze USA. The Reporting Person, on the one hand, and Aruze USA, Aruze Corp. and Kazuo Okada, on the other hand, are a "group" under Rule 13d-5 under the Securities Exchange Act of 1934, as amended, solely because of the voting arrangement with respect to the election of directors under the Stockholders Agreement.

        Except as set forth in the Stockholders Agreement and the Buy-Sell Agreement (see Item 6), the Reporting Person, on the one hand, and the other members of the group, on the other hand, do not have any other agreement, arrangement or understanding with respect to the acquisition, holding, voting or disposition of equity securities of the Issuer.

        The aggregate percentage of the outstanding Common Stock of the Issuer, which the Reporting Person beneficially owns, including the shares of Common Stock which the Reporting Person beneficially owns as a result of the Stockholders Agreement, is 63.0%. Excluding the additional shares of Common Stock which the Reporting Person beneficially owns as a result of the Stockholders Agreement, the Reporting Person directly beneficially owns 31.5% of the outstanding Common Stock of the Issuer.

        All percentages are based on 77,834,173 shares of Common Stock outstanding as of November 13, 2002, as reported in the Issuer's 424(b)(4) prospectus relating to its initial public offering, filed with the Securities and Exchange Commission on October 29, 2002 and the Issuer's press release, dated November 11, 2002, relating to the exercise of the underwriters' over-allotment option.

  (d)
  Not applicable.

  (e)
  Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

  Purchase Agreement

        Pursuant to the Purchase Agreement, the Reporting Person acquired 5,576,923 shares of the Issuer for $13.00 per share pursuant to the registration statement for the Issuer's initial public offering, which was the price offered to the public in the Issuer's initial public offering.

  Stockholders Agreement

        Pursuant to the Stockholders Agreement, the Reporting Person and Aruze USA have agreed to vote their shares of the Issuer's Common Stock for a slate of directors of the Board of Directors of the Issuer, a majority of which will be designated by the Reporting Person, of which at least two will be independent directors, and the remaining members of which will be designated by Aruze USA.

        In addition, under the Stockholders Agreement, the parties to that agreement granted each other a right of first refusal on their respective shares of Common Stock of the Issuer. Under this right of first refusal, if any stockholder party to the Stockholders Agreement wishes to transfer any of his or its shares of Common Stock to anyone other than a permitted transferee, and has a bona fide offer from any person to purchase such shares, the stockholder must first offer the shares to the other parties to the Stockholders Agreement on the same terms and conditions as the bona fide offer. In addition to this right of first refusal, the Reporting Person and Aruze USA also granted each other and Baron a tag-along right on their respective shares of Common Stock. Under this tag-along right, the Reporting Person and Aruze USA, before transferring his or its shares of the Issuer to any person other than a permitted transferee, must first allow the other parties to the agreement to participate in such transfer on the same terms and conditions.

        The Stockholders Agreement also provides that, upon the institution of a bankruptcy action by or against a party to the Stockholders Agreement, the other parties to the agreement will be given an option to purchase the bankrupt stockholder's shares of Issuer Common Stock at a price to be agreed upon by the bankrupt stockholder and the other stockholders, or, if a price cannot be agreed upon by such stockholders, at a price equal to the fair market value of the shares. In addition, under the Stockholders Agreement, if there is a direct or indirect change of control of any party to the agreement, other than Baron, the other parties to the agreement have the option to purchase the shares of Common Stock held by the party undergoing the change in control. Under the Stockholders Agreement, a stockholder may assign these options to the Issuer.

  Buy-Sell Agreement

        The Reporting Person, Kazuo Okada, Aruze USA, Aruze Corp. and the Issuer, which will be regulated by the Nevada gaming authorities, have entered into certain arrangements regarding the Common Stock of the Issuer held by each such person or entity. Pursuant to that certain Buy-Sell Agreement, dated as of June 13, 2002 (the "Buy-Sell Agreement"), by and among the Reporting Person, Kazuo Okada, Aruze USA and Aruze Corp., if any gaming application of Aruze USA, Aruze Corp. or Kazuo Okada concerning Aruze USA's ownership of Common Stock is denied by Nevada gaming authorities or requested to be withdrawn or is not filed within 90 days after the filing of the Issuer's application, the Reporting Person may elect to purchase the shares of Common Stock owned by Aruze USA. According to the Buy-Sell Agreement, the total purchase price of the shares of Common Stock will be the lesser of (1) the fair market value of the shares of Common Stock on the day the Reporting Person serves Aruze USA notice of his election to purchase the shares or (2) the aggregate amount of cash contributed to Valvino by Aruze USA, minus any distributions by Valvino or

Wynn Resorts to Aruze USA, plus two percent interest, compounded annually. Pursuant to the Buy-Sell Agreement, the Reporting Person may pay this purchase price with a promissory note.

  Exercise Agreement

        In addition, under that certain Agreement, dated as of June 13, 2002 (the "Exercise Agreement"), between the Reporting Person and the Issuer, if the Reporting Person chooses not to exercise his right under the Buy-Sell Agreement to purchase the shares of Common Stock owned by Aruze USA, the Issuer has the right to require the Reporting Person to exercise such right.

  Registration Rights Agreement

        The Issuer granted the Reporting Person certain demand and piggy-back registration rights under that certain Registration Rights Agreement, dated as of October 30, 2002 (the "Registration Rights Agreement"), by and between the Issuer and the Reporting Person. The Registration Rights Agreement provides for the registration of a resale of the shares of Common Stock that the Reporting Person would acquire if the Reporting Person exercises his rights under the Buy-Sell Agreement to purchase the shares of Common Stock held by Aruze USA.

        The foregoing descriptions of the Purchase Agreement, Stockholders Agreement, Buy-Sell Agreement, Exercise Agreement, and Registration Rights Agreement are not, and do not purport to be, complete and are qualified in their entirety by reference to the Purchase Agreement, Stockholders Agreement, Buy-Sell Agreement, Exercise Agreement, and Registration Rights Agreement, copies of which are filed as Exhibits 10.1, 10.2, 10.3, 10.4, and 10.5 hereto and incorporated herein in their entirety by this reference.

Item 7.    Material to be Filed as Exhibits.

Exhibit	Description
10.1	Purchase Agreement, dated October 25, 2002, by and between Wynn Resorts, Limited and Stephen A. Wynn
10.2	Stockholders Agreement, dated as of April 11, 2002, by and among Stephen A. Wynn, Baron Asset Fund and Aruze USA, Inc. (1)
10.3	Buy-Sell Agreement, dated as of June 13, 2002, by and among Stephen A. Wynn, Kazuo Okada, Aruze USA, Inc. and Aruze Corp.
10.4	Agreement, dated as of June 13, 2002, between Stephen A. Wynn and Wynn Resorts, Limited (2)
10.5	Registration Rights Agreement, dated as of October 30, 2002, between Stephen A. Wynn and Wynn Resorts, Limited
10.6	Loan Agreement, dated as of October 30, 2002, between Bank of America, N.A. and Stephen A. Wynn*

*
Certain portions of this Exhibit have been omitted and filed separately under an application for confidential treatment.

(1)
Incorporated by reference to the Registration Statement on Form S-1 filed by Wynn Resorts, Limited on June 17, 2002.

(2)
Incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-1 filed by Wynn Resorts, Limited on August 20, 2002.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

By:	/s/ STEPHEN A. WYNN Stephen A. Wynn

Dated:    November 13, 2002

EXHIBIT INDEX

Exhibit	Description
10.1	Purchase Agreement, dated October 25, 2002, by and between Wynn Resorts, Limited and Stephen A. Wynn
10.2	Stockholders Agreement, dated as of April 11, 2002, by and among Stephen A. Wynn, Baron Asset Fund and Aruze USA, Inc. (1)
10.3	Buy-Sell Agreement, dated as of June 13, 2002, by and among Stephen A. Wynn, Kazuo Okada, Aruze USA, Inc. and Aruze Corp.
10.4	Agreement, dated as of June 13, 2002, between Stephen A. Wynn and Wynn Resorts, Limited (2)
10.5	Registration Rights Agreement, dated as of October 30, 2002, between Stephen A. Wynn and Wynn Resorts, Limited
10.6	Loan Agreement, dated as of October 30, 2002, between Bank of America, N.A. and Stephen A. Wynn*

*
Certain portions of this Exhibit have been omitted and filed separately under an application for confidential treatment.

(1)
Incorporated by reference to the Registration Statement on Form S-1 filed by Wynn Resorts, Limited on June 17, 2002.

(2)
Incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-1 filed by Wynn Resorts, Limited on August 20, 2002.

QuickLinks

  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer .
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  Item 7. Material to be Filed as Exhibits .